                                                                EXHIBIT 4.03

                               DATA KINESIS, INC.
                     1996 STOCK OPTION/STOCK ISSUANCE PLAN

              AMENDMENT NUMBER 1 - EFFECTIVE AS OF AUGUST 2, 1996

        The Data Kinesis, Inc. 1996 Stock Option/Stock Issuance Plan (the "Plan") is hereby amended, effective as of the 2nd day of August, 1996, as follows:

        1. Article Two, Section IIIA of the Plan is hereby amended in its entirety to read as follows:

                        A. In the event of any Corporate Transaction, the
                Board of Directors shall, in its discretion, take any one or more of the following actions as to outstanding options (i) provide that such options shall be assumed, or equivalent options substituted, by the successor corporation (or parent thereof); (ii) provide that any and all outstanding options shall become exercisable in full within a reasonable time and with reasonable notice to the optionees, and may provide that all unexercised options shall terminate; (iii) terminate each outstanding option in exchange for a cash payment as determined in accordance with the terms of the Corporate Transaction; or (iv) terminate each outstanding option in exchange for a cash payment as determined in accordance with the fair market value of the Common Stock. The fair market value shall be determined by the Board.

        2. Article Two, Section IIIB of the Plan is hereby amended in its entirety to read as follows:

                B. Each option which is assumed or substituted in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in the consummation of such Corporate Transaction, had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to (i) the number and class of securities available for issuance under the Plan following the consummation of such Corporate Transaction and (ii) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. Subject to the consent in writing of each Optionee prior to the consummation of a Corporate Transaction, the Plan Administrator shall have the absolute discretion, exercisable in connection with such Corporate Transaction, to provide for the adjustment of the outstanding options under the Plan in connection with their assumption or substitution in accordance with a formula different to that described under this Section IIIB.

        3. All capitalized terms in this Plan Amendment shall have the meanings assigned to such terms in the Plan. To the extent that there is a conflict between the provisions of the Plan and the provisions of this Plan Amendment, the provisions of this Plan Amendment shall take precedence.

        4. Except as modified by this Plan Amendment, the terms and provisions of the Plan shall continue in full force and effect.

        IN WITNESS WHEREOF, Data Kinesis, Inc. has caused this Plan Amendment to be executed on its behalf by its duly-authorized officer as of the 2nd day of August, 1996.

                                DATA KINESIS, INC.

                                By:     /s/ Richard L. Napolitano
                                        -------------------------
                                        Richard L. Napolitano

                                Title:  President


                                       2